As filed with the Securities and Exchange Commission on June 25, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,

SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[  ] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE

ACT OF 1934 [NO FEE REQUIRED]

For the transition period from May 1, 2008 to December 31, 2008

Commission file number:  1-10899

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

KIMCO REALTY CORP. 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KIMCO REALTY CORPORATION

3333 NEW HYDE PARK RD, SUITE 100

NEW HYDE PARK, NY 11042

401(k) PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2008

KIMCO REALTY CORP. 401(k) PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Page
Report of Independent Registered Public Accounting Firm	1

Statements of Assets Available for Benefits as of December 31, 2008 and April 30, 2008	2

Statements of Changes in Assets Available for Benefits For the Period ended December 31, 2008 and the Year ended April 30, 2008	3

Notes to Financial Statements	4 – 8

Supplementary Information - Schedule H, line 4i-Schedule of Assets (Held at December 31, 2008)	9

Exhibits:
23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator

Kimco Realty Corp. 401(k) Plan

New Hyde Park, New York

We have audited the accompanying statements of assets available for benefits of Kimco Realty Corp. 401(k) Plan (the “Plan”) as of December 31 and April 30, 2008 and the related statement of changes in assets available for benefits for the period from May 1, 2008 to December 31, 2008 and for the year ended April 30, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31 and April 30, 2008, and the changes in assets available for benefits for the period from May 1, 2008 to December 31, 2008 and for the year ended April 30, 2008, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey & Pullen, LLP

New York, New York

June 25, 2009

KIMCO REALTY CORP. 401(k) PLAN

Statements of Assets Available for Benefits

December 31, 2008 and April 30, 2008

	December 31, 2008	April 30, 2008

Assets:

Investments at Fair Value (see Note 4)	$31,101,938	$42,983,479

Loans to participants	598,383	576,691

Receivables:
Employer	1,367	-

Assets reflecting investments at fair value	31,701,688	43,560,170

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	320,170	-

Assets available for benefits	$32,021,858	$43,560,170

The accompanying notes are an integral part of these financial statements.

Kimco Realty Corp. 401(k) Plan

Statements of Changes in Assets Available for Benefits

For the Period ended December 31, 2008 and the Year ended April 30, 2008

	December 31, 2008	April 30, 2008

Additions:
Investment activities:
Net depreciation in fair value of investments	$(15,771,091)	$(4,654,248)
Interest and dividends	1,315,270	2,838,322
Investment loss	(14,455,821)	(1,815,926)

Contributions:
Participant	2,634,242	3,820,164
Rollovers	210,876	216,984
Employer	1,280,741	1,839,496
Total contributions	4,125,859	5,876,644

Total (decreases)/increases	(10,329,962)	4,060,718

Deductions:
Benefits paid to participants	(1,208,350)	(2,449,285)

Net (decrease)/increase	(11,538,312)	1,611,433

Assets available for benefits:
Beginning of period	43,560,170	41,948,737

End of period	$32,021,858	$43,560,170

The accompanying notes are an integral part of these financial statements.

KIMCO REALTY CORP. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.

DESCRIPTION OF PLAN:

The following description of the Kimco Realty Corp. 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more comprehensive description of the Plan’s provisions.

General – The Plan was established on March 1, 1984 as a defined contribution plan covering all eligible employees of Kimco Realty Corporation (the “Company”) who have completed three months of service and are age eighteen or older.  To coincide with the Company’s year end, the Plan was amended in December 2008 to change the Plan’s fiscal year end to a calendar year ended effective January 1, 2009.  As a result of this amendment, the financial statements reflected in this Form 11-K are presented for the transition period from May 1, 2008 to December 31, 2008 and for the year ended April 30, 2008.  In addition, the Plan was amended in January 2008 to allow for a participant to have two loans outstanding at one time.  Employees may elect to participate in the Plan on the first day of the month after completion of their first three months of service.  The Company will provide a matching contribution for participants who have completed one year of service, defined as 1,000 hours.  The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions – Each year, participants may contribute pre-tax annual compensation, as defined in the Plan, up to the maximum allowable amount determined by the Internal Revenue Service each calendar year ($15,500 in 2008 and 2007). As a result of the Economic Growth and Tax Relief Reconciliation Act of 2001, those who were age 50 or older during 2008 may take advantage of a higher pre-tax contribution limit of $20,500 (the limit for 2007 was $20,500). As of July 2007 participants have the option to make changes to their percentage contribution election daily, prior to July 2007 participants were eligible to make change monthly.  The Company matches participants’ contributions annually up to 5% of base compensation subject to IRS limitations.  In addition to the matching contribution, the Company may make a discretionary contribution which is determined and approved by the Company’s board of directors annually.  No discretionary contribution payments were made for the period ended December 31, 2008 and the fiscal year ended April 30, 2008.  All Company contributions are invested based upon participant account elections.

Participant accounts – Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings. Each participant may direct their contribution to be invested in any of the twenty-four mutual funds or Kimco Realty Company Stock Fund offered by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting – Participants are immediately vested in their voluntary and Company matching contributions plus actual earnings thereon.

Loans to Participants – Participants may borrow from their fund accounts an amount aggregating the lesser of 50% of their total account balance or $50,000.  Loan terms range from one to five years or a reasonable period of time greater than 5 years for the purchase of a principal residence.  The loans are collateralized by the balance in the participant’s account and bear interest at a fixed rate based on the prime rate plus 0.5% at time of issuance.  The interest rate must be one that a bank or other professional lender would charge for making a loan in similar circumstances.  The interest rate for loans outstanding at December 31, 2008 and April 30, 2008 ranged from 4.50% to 9.25%.

Payment of benefits – Upon termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or select the installment plan, provided the participant’s account balance exceeds $5,000.  For termination of service due to other reasons, a participant may receive the value of his or her account as a lump-sum distribution.

KIMCO REALTY CORP. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

2.

SUMMARY OF ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and disclosure of commitments at the date of the financial statements and the changes in assets available for benefits during the applicable reporting period.  The most significant estimates relate to the valuation of investments.  Actual results could differ from those estimates.  Moreover, it is reasonably possible that the value of these investments will change in the ensuing year.

Investment Valuation and Income Recognition

Mutual funds and common stock investments are stated at fair market value as determined by quoted market prices.  Participant loans are valued at cost, which, in the opinion of management, approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded when declared.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan provides for various investment options which may invest in any combination of stock and mutual funds.  Such investments are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in their value, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts reported in the statements of assets available for benefits and the statements of changes in assets available for benefits.

Fair Value of Financial Instruments

As described in the Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value.  The Plan invests in investment contracts through its investment in the MFS Fixed Fund Institutional, a common collective trust.  The investment contract’s contract value is a relevant measurement attribute since the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by the FSP, The Plan adjusted the investment’s contract value to its estimated fair value on the statement of net assets available for benefits as of December 31, 2008.  The investment contract’s contract value is estimated to reasonably approximate its fair value as of April 30, 2008, as such no adjustment from contact value to fair value had been recorded.

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurement (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007.  During February 2008, the FASB issued two Staff Positions that (i) partially deferred the effective date of SFAS No. 157 for one year for certain nonfinancial assets and nonfinancial liabilities and (ii) removed certain leasing transactions from the scope of SFAS No. 157.  The impact of partially adopting SFAS No. 157 did not have a material impact on the Plan’s Statement of Assets Available for Benefits.  (See footnote 4 for additional disclosure).

KIMCO REALTY CORP. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

3.

ASSETS HELD FOR INVESTMENT PURPOSES:

For the period ended December 31, 2008 and the year ended April 30, 2008, MFS Retirement Services, Inc. (“MFS”) served as trustee of the Plan.  The fair market value of the following investments represent 5% or more of the Plan’s assets available for benefits at December 31, 2008 and April 30, 2008:

	12/31/08	4/30/08

Kimco Realty Company Stock Fund	$3,667,356	$6,893,343
MFS Bond Fund – A	$2,064,736	$2,219,338
MFS Fixed Fund Institutional	$3,887,090	$3,734,297
Davis New York Venture Fund -A	$1,918,690	$2,730,021
American Funds Growth Fund – A	$2,671,907	$3,978,171
MFS Research International Fund	$2,417,687	$3,871,398
Mutual Qualified Fund – A	$3,021,871	$3,758,778
Delaware Dividend Income Fund – A	$2,299,300	$3,076,763

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the applicable period) depreciated in value as follows for the period ended December 31, 2008 and the Plan year ended April 30, 2008:

	12/31/08	4/30/08

Mutual Funds	$(12,058,993)	$(3,334,122)
Common Stock	(3,712,098)	(1,320,126)
	$(15,771,091)	$(4,654,248)

During the period ended December 31, 2008, the credit and liquidity crisis in the United States and throughout the global financial system had resulted in substantial volatility in financial markets and the banking system.  These and other economic events have had and continue to have a significant adverse impact on investment portfolios.  As a result, the Plan’s investments have incurred a significant decline in fair value since April 30, 2008.

4.

FAIR VALUE MEASUREMENTS:

On May 1, 2008, the Plan adopted the provisions required by Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”) relating to financial assets and liabilities.  SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  SFAS No. 157 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard does not require any new fair value measurements of reported balances.

SFAS No. 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement.  Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability.  As a basis for considering market participant assumptions in fair value measurements, SFAS No. 157 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

•

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access.

KIMCO REALTY CORP. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

•

Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.

•

Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is minimal, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The Plan has certain financial instruments that must be measured under the new fair value standard including: Kimco Realty Corporation common stock fund, mutual funds, common collective trust funds and participant loans. The Plan currently does not have non-financial assets and non-financial liabilities that are required to be measured at fair value on a recurring basis.

The table below presents the Plan’s investments measured at fair value on a recurring basis as of December 31, 2008, aggregated by the level in the fair value hierarchy within which those measurements fall.

Investments Measured at Fair Value on a Recurring Basis at December 31, 2008 (in thousands):

	As of December 31, 2008
	Total	Level 1	Level 2	Level 3
Assets:
Mutual Funds	$23,547	$23,547	$-	$-
Kimco Realty Corporation Common Stock Fund	3,667	3,667	-	-
Common Collective Trust Fund	3,887	-	3,887	-
Participant Loans	598	-	-	598
Total Assets	$31,699	$27,214	$3,887	$598

The Plan’s valuation methodology used to measure the fair values of money market funds and common stock fund were derived from quoted market prices as substantially all of these instruments have active markets and are classified within level 1 of the valuation hierarchy.  The Plan invests in a Common Collective Investment Trust which is a public investment vehicle valued using the Net Asset Value (“NAV”) provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is classified within level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active, however, the unit price is based on underlying investments which are traded on an active market.  Loans to Plan participants are valued at their carrying value, which approximates fair value and are classified within level 3 of the valuation hierarchy.

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the period ended December 31, 2008 (in thousands):

Level 3 Assets
Participant Loans
Balance at May 1, 2008	$577
Issuances, repayments and settlements, net	21
Balance at December 31, 2008	$598

KIMCO REALTY CORP. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

5.

PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, account balances will be distributed in accordance with Plan provisions.

6.

TAX STATUS:

The Plan has received a favorable determination letter, dated March 31, 2008, from the Internal Revenue Service which states that the Plan qualifies under Section 401 (a) of the Internal Revenue Code (“IRC”) and, therefore, has made no provision for federal income taxes under the provisions of Section 501 (a).  The Company believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

7.

EXEMPT PARTY-IN-INTEREST TRANSACTIONS:

All administrative expenses and accounting fees of the Plan are paid by the Company.   Certain Plan investments are shares of mutual funds offered by Hartford.  Hartford is the trustee and therefore, these transactions qualify as a permitted party-in-interest as defined by ERISA.  In addition, investments are made in Kimco Realty Corporation common stock, the Plan Sponsor.

8.

SUBSEQUENT EVENTS:

Effective January 1, 2009, the Plan amended the Plan Document to adopt a safe harbor status for its matching contributions.  The employer will match the employee’s elective deferral contributions and catch-up contributions on a dollar-to-dollar basis up to 5% of the compensation contributed to the Plan on a per pay period basis.  The amount of compensation taken into consideration for purposes of this match is restricted to the annual pay limit of $245,000 for 2009 as designated by the IRS.

Supplementary Information

Schedule H, line 4i-Schedule of Assets (Held at December 31, 2008)

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral and par, or maturity value	Current value

*MFS Corporate Plans Services	MFS Bond Fund – A (196,453 units)	$ 2,064,736
Thornburg Investment Management	Thornburg Core Growth Fund - A (87,330 units)	852,339
*MFS Corporate Plans Services	MFS Fixed Fund Institutional (4,207,241 units) (1)	4,207,241
Aberdeen Asset Management	Aberdeen Select SM CP-A (132,916 units)	708,442
*MFS Corporate Plans Services	MFS Research International Fund - A (224,901 units)	2,417,687
Alliance Bernstein Funds	Alliance Bernstein International Growth Fund – A (104,564 units)	1,080,144
Franklin Templeton Investments	Mutual Qualified Fund - A (208,405 units)	3,021,871
Davis Funds	Davis New York Venture Fund - A (81,232 units)	1,918,690
American Funds Group	American Funds Growth Fund - A (130,464 units)	2,671,907
AEW Capital Management	AEW Real Estate A (17,101 units)	173,575
Delaware Investments	Delaware Dividend Income Fund - A (319,347 units)	2,299,300
*Kimco Realty Corporation	Kimco Realty Company Stock Fund (183,853.18 units)	3,667,356
DWS Dream Funds	DWS Dreman High Return Equity - A (46,727 units)	1,133,126
Columbia Management Group	Columbia Mid Cap Value Fund – A (48,763 units)	411,562
DWS Dream Funds	DWS Equity 500 Index Fund – S (1,309 units)	132,492
Franklin Templeton Investments	Franklin Strategic Income Fund – A (80,812 units)	675,591
Alliance Bernstein Funds	Allianceber 2010 Ret Strategy – A (23,104 units)	168,425
Alliance Bernstein Funds	Allianceber 2020 Ret Strategy – A (3,582 units)	25,075
Alliance Bernstein Funds	Allianceber 2030 Ret Strategy – A (17,188 units)	119,112
Alliance Bernstein Funds	Allianceber 2040 Ret Strategy – A (17,275 units)	122,481
Columbia Wagner Asset Manager	Columbia Acorn International – A (28,240 units)	650,374
Columbia Management Group	Columbia Marsico 21st Century – A (100,234 units)	914,133
Janus Capital Management	Janus Adviser SM Company Value – A (43,523 units)	414,340
Lazard Asset Management	Lazard International Small Cap Open (114,297 units)	550,912
Franklin Templeton Investments	Templeton Global Bond Fund – A (91,178 units)	1,021,197
*Participant Loans	Participant loans (at rates ranging from 4.50% to 9.25% and terms of maturity ranging from 1 to 10 years at time of issuance)	598,383

		$ 32,020,491

*Denotes a permitted party-in-interest.

(1) At contract value

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized, on the 25th day of June, 2009.

Kimco Realty Corp. 401(k) Plan, as administrator

By: /s/ Michael V. Pappagallo

 Michael V. Pappagallo

Its: Chief Financial Officer